Filed Pursuant to Rule 433

Registration Statement No. 333-189896

FOR IMMEDIATE RELEASE

Friday, August 16, 2013

Uruguay Announces Final Allocation of Proceeds

Montevideo, Uruguay: The Republic of Uruguay (“Uruguay”) announced today that the net proceeds from the offering of its US$2,000,000,000 4.500% USD Bonds due 2024 (the “New Bonds”) totaled US$1,994,700,000.00, after deduction of underwriting discounts and commissions and of certain expenses payable by Uruguay. Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. acted as underwriters for the New Bonds.

Uruguay used US$995,895,769.31 of such net proceeds to pay the purchase price plus accrued interest for the bonds identified below (the “Tendered Bonds”) that were tendered to HSBC Securities (USA) Inc., as billing and delivering bank (the “B&D Bank”) under the tender offer previously announced (the “Tender Offer”), pursuant to the offer to purchase such bonds for cash subject to the terms and conditions contained in the Offer to Purchase dated August 6, 2013 (the “Offer to Purchase”). The Tendered Bonds purchased by Uruguay from the B&D Bank have been canceled. Capitalized terms not defined in this communication have the meanings specified in the Offer to Purchase.

Old Bonds	Aggregate Principal Amount of Valid Tenders		Aggregate Purchase Price plus Accrued Interest
2015 Bonds	US$	1,419,200.00	US$	1,608,722.33
2017 Bonds	US$	42,827,000.00	US$	55,026,449.40
2022 Bonds	US$	564,239,968.00	US$	745,708,266.43
2025 Bonds	US$	153,189,804.00	US$	193,552,331.15

Uruguay has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. You should read the prospectus in that registration statement and other documents Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, Uruguay or the underwriters will arrange to send you the prospectus or any prospectus supplement for the New Bonds Offering if you request them by calling Deutsche Bank Securities Inc. at 800-503-4611 or HSBC Securities (USA) Inc. at 866-811-8049.

The following additional information of Uruguay and regarding the New Bonds is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000119312513285798/0001193125-13-285798-index.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513285798/d563992dex99d.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000433/rou-18ka1_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000412/repofur-sb_0710.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000434/repofur-sb_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513320340/d579111d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513320361/d580500dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513322278/d579758dfwp.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312513323581/d578899dfwp.htm

Important Notice

The distribution of materials relating to the Tender Offer and the transactions contemplated by the Tender Offer may be restricted by law in certain jurisdictions. The Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the Tender Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The Tender Offer does not constitute a public offering within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The Tender Offer is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the Tender Offer has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). Accordingly, the Tender Offer may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Takeover Law.

The Tender Offer is not being made, directly or indirectly, to the public in France. Neither the Tender Offer nor any other documents or materials relating to the Tender Offer have been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France and only (i) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code monétaire et financier and/or (iii) the other legal entities referred to in Articles L.341-2 1° and D.341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financiers.

In Italy, this announcement is only being distributed to and is only directed at, and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

Neither the communication of this announcement nor any other offer material relating to the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcementor any of its contents.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.